UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. ____)*

Under the Securities Exchange Act of 1934

Super League Enterprise, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

86804F301

(CUSIP Number)

July 15, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86804F301	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tasso Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,410,950*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,410,950*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,410,950*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.36%**
12.	TYPE OF REPORTING PERSON (see instructions) OO

* Consists of (i) 1,228,950 shares of Issuer common stock owned by Tasso Partners, LLC (“Tasso”), and (ii) 182,000 shares of Issuer common stock owned by GCL Family Trust (the “Trust”). Dana Lorenzo is the Manager (the “Manager”) of Tasso Capital, LLC, the sole member and manager of Tasso and is the trustee of the Trust.

** Percentage of class calculated based on 10,563,452.00 total outstanding shares of Common Stock as of August 9, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on August 14, 2024.

CUSIP No. 86804F301	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dana Lorenzo
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,410,950*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,410,950*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,410,950*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.36%**
12.	TYPE OF REPORTING PERSON (see instructions) IN

* Consists of (i) 1,228,950 shares of Issuer common stock owned by Tasso and (ii) 182,000 shares of Issuer common stock owned by the Trust. Dana Lorenzo is the Manager of Tasso Capital, LLC, the sole member and manager of Tasso and is the trustee of the Trust.

** Percentage of class calculated based on 10,563,452.00 total outstanding shares of Common Stock as of August 9, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2024.

CUSIP No. 86804F301	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer Super League Enterprise, Inc.

(b)	Address of Issuer’s Principal Executive Offices 2912 Colorado Ave., Suite #203, Santa Monica, CA 90404

Item 2.

(a)

Name of Person Filing

This Schedule 13G is filed by Tasso Partners, LLC, a Delaware limited liability company (“Tasso”) and Dana Lorenzo. Dana Lorenzo is the Manager (the “Manager”) of Tasso Capital, LLC, the sole Member and Manager of Tasso. Tasso and the Manager are referred to herein collectively as the “Reporting Persons.”

(b)	Address of the Principal Office or, if none, residence P.O. Box 503 Rumson, NJ 07760

(c)	Citizenship: Tasso is Delaware limited liability company and the Manager is a US Citizen.

(d)	Title of Class of Securities Common Stock, par value $0.001

(e)	CUSIP Number 86804F301

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 86804F301	13G	Page 5 of 7 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of October 24, 2024 the Reporting Persons owned 1,420,950 shares of Common Stock consisting of 1,228,950 owned by Tasso and 182,000 owned by the GCL Family Trust.

Dana Lorenzo, as the Manager of Tasso Capital, LLC, the sole member and manager of Tasso and as the trustee of the Trust may be deemed to have indirect beneficial ownership of the shares of Common Stock beneficially owned by Tasso and the Trust.

(b)	Percent of Class:

13.36% as of October 24, 2024. Percentage of class calculated based on 10,563,452.00 total outstanding shares of Common Stock as of August 9, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2024.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote of Common Stock:

See Cover Pages Items 5-9.

(ii) Shared power to vote or to direct the vote of Common Stock:

See Cover Pages Items 5-9.

(iii) Sole power to dispose or to direct the disposition of Common Stock:

See Cover Pages Items 5-9.

(iv) Shared power to dispose or to direct the disposition of Common Stock:

See Cover Pages Items 5-9.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 86804F301	13G	Page 6 of 7 Pages

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 86804F301	13G	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2024

TASSO PARTNERS, LLC

By:	/s/ Dana Lorenzo
Manager of Tasso Capital, LLC, Manager of Tasso Partners, LLC

/s/ Dana Lorenzo
Dana Lorenzo